

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

March 26, 2008

Waste Industries USA, Inc.
Attention: D. Stephen Grissom, Chief Financial Officer
3301 Benson Drive, Suite 601
Raleigh, NC 27609

Re: **Waste Industries USA, Inc.**
        Amended Schedule 13E-3
        Filed March 20, 2008 by the Filing Persons
        File No. 005-78051

        Revised Preliminary Proxy Statement on Schedule 14A
        Filed March 20, 2008
        File No. 000-31050

Dear Mr. Grissom:

        We have reviewed your amended filings and response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Revised Proxy Statement

Special Factors, page 6

Background of the Merger, page 6

1.   We have considered your response to comments 13 and 15 in our letter dated February 22, 2008 and the materials provided in response to comment 2 in our letter dated March 13, 2008. Please either file the requested materials or provide a detailed analysis explaining why the referenced materials are not materially related to the transaction. In your analysis, please refer to Charles L. Ephraim, no-action letter (September 30, 1987) and In re Meyers Parking System, Inc., Exchange Act Release No. 26069 (September 2, 1988). Your analysis should address whether any filing person utilized the referenced materials in relation to the Rule 13e-3 transaction. For instance, were the materials or information derived from the materials part of the "non-public information package" presented to third parties?

Material United States Federal Income Tax Considerations, page 44

2.   We note that you have included affiliates within the discussion under the subheading "Unaffiliated Shareholders of Waste Industries." We do not object to this manner of presentation if the tax consequences to unaffiliated security holders are the same as those to certain affiliated security holders who also will be receiving cash for securities. Please revise your subheadings as necessary, however, to clarify that the discussion applies to both affiliated and unaffiliated shareholders.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments

You may contact Dieter King at (202) 551-3338, Michael Pressman, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3345 or me at (202) 551-3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Alexander M. Donaldson, Esq. (Via Facsimile 919-781-4865)